UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-14928

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square,

Regent’s Place,

London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014, AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED) (“UK MAR”)

Santander UK Group Holdings plc and Santander UK plc announce the pricing of their cash tender offers

March 10, 2023 — Santander UK Group Holdings plc (“Santander Holdings”) announces the pricing of its previously announced offers to purchase for cash any and all of its outstanding: (i) 4.750% Dated Subordinated Notes due 2025; and (ii) 5.625% Dated Subordinated Notes due 2045 (together, the “Santander Holdings Securities”, and such tender offers, the “Santander Holdings Any and All Offers”).

Santander UK plc (“Santander” and, together with Santander Holdings, the “Offerors” and each an “Offeror”) announces the pricing of its previously announced offers to purchase for cash any and all of its outstanding: (i) 7.95% Term Subordinated Securities due 2029 (the “2029 Notes” and, together with the Santander Holdings Securities, the “USD Securities”); (ii) 6.50% Subordinated Notes due 2030 (the “2030 Notes”); and (iii) 30 Year Step-Up Perpetual Callable Subordinated Notes (the “Perpetual Notes” and, together with the 2030 Notes, the “GBP Securities” and, together with the USD Securities, the “Securities,” and such offers, the “Santander Any and All Offers” and, together with the Santander Holdings Any and All Offers, the “Any and All Offers”).

The Offerors are making the Any and All Offers on the terms and subject to the conditions set forth in the offer to purchase dated March 6, 2023 (the “Offer to Purchase”). The Offer to Purchase is available, subject to eligibility confirmation and registration, from the Any and All Offer Website: https://deals.is.kroll.com/santander. Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

Each of the Any and All Offers will expire at 5:00 p.m., New York City time, on March 10, 2023, unless extended or earlier terminated by the relevant Offeror in its sole discretion (such time and date with respect to the relevant Any and All Offer, as the same may be extended, the “Expiration Deadline”). Holders who validly tender their Securities pursuant to an Any and All Offer may withdraw such Securities at any time prior to 5:00 p.m., New York City time, on March 10, 2023 (such time and date with respect to the relevant Any and All Offer, as the same may be extended, the “Withdrawal Deadline”).

To participate in the relevant Any and All Offer, and be eligible to receive the applicable Total Consideration, Holders must (i) validly tender and not validly withdraw their Securities so that they are received by the Tender and Information Agent at or prior to the Expiration Deadline or (ii) deliver a properly completed and duly executed notice of guaranteed delivery at or prior to the Expiration Deadline and deliver a properly transmitted Tender Instruction to the Tender and Information Agent by no later than 5:00 p.m. (New York City time) on March 14, 2023, which is the second Business Day after the Expiration Deadline, in accordance with the guaranteed delivery procedures described in the Offer to Purchase.

The following table sets forth certain terms of each of the Any and All Offers:

Title of Securities	Issuer	Securities Codes	Outstanding Principal Amount	Fixed Spread (basis points)	Reference Security	Bloomberg Reference Page	Reference Yield	Total Consideration(1)
4.750% Dated Subordinated Notes due 2025	Santander UK Group Holdings plc	Regulation S: ISIN: XS1291333760 Common Code: 129133376 Rule 144A: ISIN: US80281LAA35 CUSIP: 80281LAA3	U.S.$724,981,000	+115	4.625% U.S. Treasury Security due February 28, 2025 (ISIN: US91282CGN56)	FIT1	4.643%	U.S.$976.05
5.625% Dated Subordinated Notes due 2045	Santander UK Group Holdings plc	Regulation S: ISIN: XS1291352711 Common Code: 129135271 Rule 144A: ISIN: US80281LAB18 CUSIP: 80281LAB1	U.S.$400,000,000	+245	3.875% U.S. Treasury Security due February 15, 2043 (ISIN: US912810TQ13)	FIT1	3.928%	U.S.$910.69
7.95% Term Subordinated Securities due 2029	Santander UK plc	ISIN: US002920AC09 CUSIP: 002920AC0	U.S.$214,174,000	+250	4.000% U.S. Treasury Security due February 29, 2028 (ISIN: US91282CGP05)	FIT1	3.979%	U.S.$1,078.01
6.50% Subordinated Notes due 2030	Santander UK plc	ISIN: XS0103012893 Common Code: 10301289	£21,844,000	+190	0.375% Gilt due October 22, 2030 (ISIN: GB00BL68HH02)	PXUK	3.473%	£1,063.84
30 Year Step-Up Perpetual Callable Subordinated Notes	Santander UK plc	ISIN: XS0117973429 Common Code: 011797342	£14,366,000	+190	0.375% Gilt due October 22, 2030 (ISIN: GB00BL68HH02)	PXUK	3.473%	£1,101.21

__________________________

Notes:

(1)        Per U.S.$1,000 or £1,000, as applicable, in principal amount of Securities purchased pursuant to the relevant Any and All Offer.

In respect of each series of Securities, the Total Consideration was calculated in the manner set out in the Offer to Purchase, with reference to the applicable Purchase Yield being the sum (annualized in the case of the GBP Securities) of (i) the applicable Fixed Spread specified in the table above and (ii) the applicable Reference Yield based on (a) in the case of the USD Securities, the bid-side price of the applicable Reference Security specified above as reported at the Price Determination Time on the Bloomberg Reference Page FIT1 and (b) in the case of the GBP Securities, the arithmetic mean of the bid and offered yields to maturity of the applicable Reference Security specified above as reported at the Price Determination Time on the Bloomberg Reference Page PXUK at 10:00 a.m. (New York City time) on March 10, 2023.

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To the extent any accrued and unpaid interest is payable pursuant to the relevant Any and All Offer, Holders whose Securities are accepted for purchase pursuant to such Any and All Offer will also be eligible to receive a cash payment representing such accrued and unpaid interest on the relevant Securities from, and including, the immediately preceding interest payment date for such Securities to, but excluding, the Settlement Date (as defined below). The “Settlement Date” will occur promptly after the Expiration Date and is expected to be on or about March 15, 2023 (subject to extension). The “Guaranteed Delivery Settlement Date” for Securities tendered using guaranteed delivery procedures is expected to be on or about March 15, 2023 (subject to extension). For the avoidance of doubt, Holders who validly tender their Securities pursuant to the relevant Any and All Offer will continue to receive any regularly scheduled interest payment, in accordance with the terms and conditions of such Securities, to the extent the applicable interest payment date precedes or falls on the Settlement Date.

The applicable Total Consideration and the Accrued Interest Payment for Securities validly tendered pursuant to the relevant Any and All Offer at or prior to the Expiration Deadline, and accepted for purchase, will be paid to Holders promptly on the Settlement Date or in the case of Securities accepted for purchase pursuant to the guaranteed delivery procedures, on the Guaranteed Delivery Settlement Date. In the case of Securities that are tendered according to the guaranteed delivery procedures, no additional Accrued Interest Payment will be payable in respect of the period after the Settlement Date for tenders for Securities that have been tendered not using the guaranteed delivery procedures.

Subject to applicable law and the terms and conditions of the Offer to Purchase, each Offeror may terminate any or all of its Any and All Offers, waive any or all of the Conditions prior to the Expiration Deadline, extend the Expiration Deadline, or amend the terms of any or all of its Any and All Offers.

None of the Offerors, the Dealer Managers or the Tender and Information Agent (nor any director, officer, employee, agent or affiliate of any such person) makes any recommendation whether Holders should tender or refrain from tendering Securities in the Any and All Offers. Holders must make their own decision as to whether to tender Securities and, if so, the principal amount of the Securities to tender.

The Offerors have retained J.P. Morgan Securities LLC (with respect to the relevant Any and All Offers for the USD Securities) and J.P. Morgan Securities plc (with respect to the relevant Any and All Offers for the GBP Securities), Santander US Capital Markets LLC and Wells Fargo Securities, LLC to act as the Dealer Managers for the Any and All Offers, and Kroll Issuer Services Limited to act as the Tender and Information Agent for the Any and All Offers. Questions regarding procedures for tendering Securities may be directed to Kroll Issuer Services Limited at +44 20 7704 0880 or by email at santander@is.kroll.com. Questions regarding the Any and All Offers may be directed to (i) J.P. Morgan Securities LLC or J.P. Morgan Securities plc, as the case may be, at (within the United States) +1 212 834 4045 (U.S. collect) or +1 (866) 834 4666 (U.S. toll free) / (outside the United States) +44 207 134 2468 or by email to liability_management_EMEA@jpmorgan.com; (ii) Santander US Capital Markets LLC at +1 (212) 940 1442 (U.S. collect) or +1 (855) 404 3636 (U.S. toll free) or by email to USDCMLM@santander.us; and (iii) Wells Fargo Securities, LLC at (within the United States) +1 (704) 410 4756 (U.S. collect) or +1 (866) 309 6316 (U.S. toll free) / (outside the United States) +44 203 942 9680 or by email to LiabilityManagement@wellsfargo.com.

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This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security (including the Securities). No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Any and All Offers are only being made pursuant to the Offer to Purchase. Holders are urged to carefully read the Offer to Purchase before making any decision with respect to the Any and All Offers.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Offerors, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions.

This announcement is released by Santander UK Group Holdings plc and Santander UK plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of UK MAR, encompassing information relating to the Any and All Offers described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended), this announcement is made by Tom Ranger, Treasurer at Santander UK plc.

Offer and Distribution Restrictions

United Kingdom

The communication of this announcement is not being made, and has not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000.

The Offer to Purchase has been issued by Santander UK Group Holding plc and Santander UK plc, each of 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom. Santander UK plc is authorized and regulated by the Financial Conduct Authority (the “FCA”) and the Prudential Regulation Authority. The Offer to Purchase is being distributed only to existing Holders of the Securities, and is only addressed to such existing Holders in the United Kingdom where they would (if they were clients of Santander UK plc) be per se professional clients or per se eligible counterparties of Santander UK plc within the meaning of the FCA rules. The Offer to Purchase is not addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on it. Recipients of the Offer to Purchase should note that the Offerors are acting on their own account in relation to the Any and All Offers and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offerors or for providing advice in relation to the Any and All Offers.

In addition, the communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Any and All Offers are not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Offerors, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this announcement, the Offer to Purchase or any of its contents.

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France

The Any and All Offers are not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase or any other documents or offering materials relating to the Any and All Offers, has been or shall be distributed to the public in France and only qualified investors (as defined in Article 2(e) of Regulation (EU) 2017/1129) are eligible to participate in the Any and All Offers. This announcement has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase or any other document or materials relating to the Any and All Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Any and All Offers are being carried out in Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Securities that are resident and/or located in Italy can tender Securities for purchase in the Any and All Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Any and All Offers.

Belgium

None of this announcement, the Offer to Purchase or any other documents or materials relating to the Any and All Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services marchés financiers) and, accordingly, the Any and All Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Any and All Offers may not be advertised and the Any and All Offers will not be extended, and none of this announcement, the Offer to Purchase or any other documents or materials relating to the Any and All Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. Insofar as Belgium is concerned, this announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Any and All Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

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General

The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Offer to Purchase comes are required by each of the Offerors, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions. This announcement does not constitute an offer to buy or the solicitation of an offer to sell Securities, and tenders of Securities in the Any and All Offers will not be accepted from Holders, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Any and All Offer to be made by a licensed broker or dealer and any of the Dealer Managers or their respective affiliates is such a licensed broker or dealer in any such jurisdiction, such Any and All Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the relevant Offeror in such jurisdiction.

Forward-Looking Information

This announcement contains certain forward-looking statements that reflect the Offerors’ intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Offerors and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Offerors cannot guarantee that any forward-looking statement will be realized, although they believe they have been prudent in their respective plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Offerors undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

By: /s/ Rebecca Nind
Name: Rebecca Nind Title: Authorized Signatory

Date: March 10, 2023